SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*


                         GILMER FINANCIAL SERVICES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    375871100
                                 (CUSIP Number)

Ross L. Haberman                                     John D. Hogoboom, Esq.
120 Broadway                                         Lowenstein, Sandler, Kohl,
7th Floor                        with a copy to:        Fisher & Boylan, P.A.
New York, New York  10271                            65 Livingston Avenue
(212) 433-7734                                       Roseland, New Jersey  07068
                                                     (201) 992-8700

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                  June 20, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)  Names  of  Reporting  Persons (S.S. or I.R.S. Identification Nos. of Above
     Persons):

           Ross L. Haberman                   ###-##-####
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions):(a) [ ]
                                                                         (b) [ ]
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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions):  WC

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(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                              [ ]

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(6)  Citizenship or Place of Organization:       United States

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Number of Shares           (7) Sole Voting Power:                      11,500*
Beneficially Owned         (8) Shared Voting Power:                         0
by Each Reporting          (9) Sole Dispositive Power:                 11,500*
Person With:              (10) Shared Dispositive Power:                    0
--------------------------------------------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  11,500*
--------------------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                                 [ ]
--------------------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11):            6.1%*
--------------------------------------------------------------------------------

(14)     Type     of     Reporting     Person     (See     Instructions):     IN
--------------------------------------------------------------------------------
* Consists of 11,500 shares of Gilmer Financial Services, Inc. common stock owned by Haberman Value Fund, L.P. Ross L. Haberman is the sole general partner of Haberman Value Fund, L.P. See Item 5 for further information.

Item 1. Security and Issuer.

     This Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Gilmer Financial Services, Inc., a Delaware corporation (the "Company"), is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. The principal executive offices of the Company are located at 218 West Cass Street, Gilmer, Texas 75644.

Item 2.  Identity and Background.

     The person filing this statement is Ross L. Haberman, whose business address is 120 Broadway, 7th Floor, New York, New York 10271. Mr. Haberman is the sole general partner of Haberman Value Fund, L.P., a Delaware limited partnership having its principal executive office located at 120 Broadway, 7th Floor, New York, New York 10271. Haberman Value Fund, L.P. is engaged in the business of investing in securities and other financial products.

     Mr. Haberman has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Haberman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The source of all funds used to purchase the shares of Common Stock reported on this Schedule 13D is the working capital of Haberman Value Fund, L.P.

Item 4.  Purpose of the Transaction.

     The acquisition by Haberman Value Fund, L.P. of the shares of Common Stock referred to in Item 5 is solely for investment purposes. Mr. Haberman has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     Based upon the information set forth in the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997, as of May 14, 1997 there were 190,058 shares of Common Stock issued and outstanding. As of June 25, 1997, Haberman Value Fund, L.P. owned 11,500 of such shares, or 6.1% of those outstanding. Mr. Haberman possesses sole power to vote and to direct the disposition of all shares of Common Stock owned by Haberman Value Fund, L.P. Except as set forth below, during the past 60 days, Haberman Value Fund, L.P. has not effected any transactions in the Common Stock. On June 20, 1997, Haberman Value Fund purchased 10,000 shares of Common Stock at a price of $13 5/8 per share in an ordinary broker's transaction.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

     No contracts, arrangements, understanding or similar relationships exist with respect to the shares of Common Stock of the Company between Mr. Haberman and any person or entity.

Item 7.  Materials to be Filed as Exhibits.

         Not Applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        June 25, 1997

                                                /s/  Ross L. Haberman
                                                -------------------------
                                                Ross  L. Haberman, individually,
                                                and as  sole General Partner of
                                                Haberman Value Fund, L.P.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).